TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 10, 2022

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2022 and 2021, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2021 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Throughout this MD&A and in other materials disclosed by the Company, TransGlobe adheres to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP and other financial measures to analyze financial performance, financial position, and cash flow including, "netback", "capital expenditures" and "funds flow from operating activities". Additionally, other financial measures are used to analyze performance including, but not limited to, "funds from operations". These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings (loss), cash flow generated by operating activities, and cash flow used in investing activities, as indicators of TransGlobe’s performance.

Readers are cautioned that the MD&A should be read in conjunction with the Company’s disclosure in the sections entitled "Non-GAAP and Other Financial Measures", "Forward-looking Statements" and “Oil and Gas Advisories” included at the end of this MD&A.

OUTLOOK

The 2022 outlook provides information as to management’s expectation for results of operations for 2022. Readers are cautioned that the 2022 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined at the end of this Management’s Discussion and Analysis (“MD&A").

2022 Outlook

The 2022 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

As previously announced, the Company fully executed its agreement with the Egyptian General Petroleum Corporation to merge, amend and extend the Company’s three existing Eastern Desert production-sharing concessions (“PSCs”) (West Gharib, West Bakr and North West Gharib) (the “Merged Concession”, “Merged Concession agreement” or the “Agreement”) into a single concession and refreshed the existing development lease terms with a 15-year primary development term and a 5-year extension term. The Merged Concession has a single cost recovery pool to provide improved access to cost recovery, a fixed 40% cost recovery limit, a 15% share of excess cost oil, and fixed profit rates between ~24% and ~30% for all of the Company’s Eastern Desert production. The Agreement promotes investment across a broad range of commodity prices and substantially increases operational and financial efficiencies. The results achieved for the six months ended June 30, 2022 are inclusive of the impact of the Merged Concession.

Total corporate production is expected to range between 12.4 and 13.4 Mboe/d (mid-point of 12.9 Mboe/d) for 2022 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 10.0 and 10.8 Mbbls/d (mid-point of 10.4 Mbbls/d) in 2022. Canadian production is expected to range between 2.4 and 2.6 Mboe/d (mid-point of 2.5 Mboe/d) in 2022.

The Company is projecting an additional $4.4 million capital increase for 2022 to $74.9 million (before capitalized G&A). In Canada, the increase is primarily the result of increased tie-in costs ($3.2 million). In Egypt, the increase is due to the drilling of one additional well and performing two additional recompletions in the Eastern Desert.

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2022. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

On July 14, 2022, TransGlobe and VAALCO Energy, Inc. announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which VAALCO will acquire all of the outstanding common shares of TransGlobe in a stock-for-stock strategic business combination transaction (the "Transaction"). Under the terms of the Arrangement Agreement, VAALCO will acquire each TransGlobe share for 0.6727 of a VAALCO share of common stock, which represents a 24.9 per cent premium per TransGlobe common share based on the companies' respective 30-day volume weighted average share prices as of market close on July 13, 2022. The Transaction will result in VAALCO stockholders owning approximately 54.5 percent and TransGlobe shareholders owning approximately 45.5 percent of the combined company.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2022		2021				2020
($000s, except per share amounts, price and volumes)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Operations
Average production volumes
Crude oil (bbls/d)	10,908	10,911	11,241	11,877	11,414	10,802	10,886	10,473
NGLs (bbls/d)	624	768	716	677	857	710	755	798
Natural gas (Mcf/d)	3,600	4,598	4,832	4,734	4,834	4,259	4,454	4,633
Total (boe/d)	12,132	12,446	12,763	13,342	13,077	12,221	12,384	12,044
Average sales volumes
Crude oil (bbls/d)	11,385	10,429	11,241	13,402	14,879	8,271	14,215	9,110
NGLs (bbls/d)	624	768	716	677	857	710	755	798
Natural gas (Mcf/d)	3,600	4,598	4,832	4,734	4,834	4,259	4,454	4,633
Total (boe/d)	12,609	11,964	12,763	14,868	16,542	9,691	15,712	10,680
Average realized sales prices[1]
Crude oil ($/bbl)	101.56	82.09	71.84	64.76	60.39	53.26	37.40	37.14
NGLs ($/bbl)	44.38	41.75	40.76	35.40	27.03	26.42	18.96	15.65
Natural gas ($/Mcf)	5.14	3.79	3.88	2.71	2.58	2.46	1.85	1.80
Total oil equivalent ($/boe)	95.37	75.70	67.03	60.85	56.48	48.47	35.27	33.63
Inventory (Mbbls)	-	43.4	-	-	140.3	455.7	227.9	534.0
Petroleum and natural gas sales	109,427	81,510	93,428	83,234	85,018	42,277	50,989	33,046
Petroleum and natural gas sales, net of royalties	74,690	52,954	58,043	42,316	50,595	18,052	33,309	16,740
Cash flow generated by (used in) operating activities	42,170	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180	(3,349)
Funds flow from operations[2]	42,465	27,131	15,269	12,381	17,100	81	7,202	323
Basic per share[3]	0.58	0.37	0.21	0.17	0.24	-	0.10	—
Diluted per share[3]	0.57	0.37	0.20	0.17	0.24	-	0.10	—
Net earnings (loss)	32,133	48,810	6,560	37,080	7,722	(11,024)	(2,855)	(5,957)
Basic per share	0.44	0.67	0.09	0.51	0.11	(0.15)	(0.04)	(0.08)
Diluted per share	0.44	0.66	0.08	0.51	0.11	(0.15)	(0.04)	(0.08)
Capital expenditures[4]	15,736	8,849	8,694	11,624	3,597	2,907	254	437
Total assets	354,836	323,663	239,095	267,263	208,479	197,150	201,147	205,583
Cash and cash equivalents	61,175	37,245	37,929	53,952	43,639	28,669	34,510	27,065
Working capital	78,642	60,414	21,032	17,667	17,136	7,055	15,349	12,708
Total long-term debt, including current portion	3,102	3,144	3,040	6,882	16,951	21,699	21,464	25,946
[1]

Supplementary financial measure that is comprised of petroleum and natural gas sales, as determined in accordance with IFRS, divided by the Company’s average daily production volumes. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for funds flow generated by operations is cash flow from operating activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[3]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of funds flow from operations. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[4]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

During the second quarter of 2022, TransGlobe:

•

Reported a decrease in production volumes of 7% compared to Q2-2021, the decrease was primarily attributable to a shut-in during planned maintenance at a major processing plant in Canada, partially offset by an increase in production in the Eastern desert driven by the ongoing 2022 drilling program;

•	Sold 104.0 Mbbls of entitlement crude oil to EGPC and sold one cargo lifting of 451.0 Mbbls, ending the quarter with no crude oil inventory;
•	Collected a total of $12.8 million of accounts receivable from EGPC during the quarter;
•	Reported positive funds flow from operations of $42.5 million, inclusive of a $0.7 million realized derivative loss on commodity contracts;
•	Petroleum and natural gas sales increased by 29% compared to Q2-2021, primarily due to a 69% increase in realized prices, partially offset by a 24% decrease in sales volumes.
•	Reported net earnings of $32.1 million, inclusive of a $0.6 million unrealized derivative gain on commodity contracts;
•	Spent $15.7 million on capital expenditures;
•	Ended Q2-2022 with positive working capital of $78.6 million, including $61.2 million in cash; and
•	Paid a dividend of $0.10 per share on May 12, 2022 to shareholders of record on April 29, 2022.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2022		2021
Average reference prices and exchange rates	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price ($/bbl)	113.54	100.30	79.59	73.47	68.83
Edmonton Sweet index ($/bbl)	106.68	92.64	73.19	66.61	63.07
Natural gas
AECO ($/MMBtu)	5.42	3.68	3.89	2.97	2.48
US/Canadian Dollar average exchange rate	1.28	1.27	1.26	1.26	1.23

In Q2-2022, the average price of Dated Brent oil was 13% and 65% higher than Q1-2022 and Q2-2021, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 5% and 15% (2021 – 5% and 30%). If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 40% in Egypt (2021 - 25% to 30%). The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 67% to 83% of the profit oil (2021 - 70% to 85%). Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company may receive less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to international purchasers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the second quarter of 2022, the average price of Edmonton Sweet index oil (expressed in US$) was 15% and 69% higher than Q1-2022 and Q2-2021, respectively. In Q2-2022, the average price of AECO natural gas was 47% and 119% higher than Q1-2022 and Q2-2021, respectively.

MERGED CONCESSION AGREEMENT

On January 19, 2022, the agreement with EGPC to merge, amend and extend the Company’s three existing Eastern Desert concessions (the “Merged Concession” or “Agreement”) was executed. The Merged Concession includes improved cost recovery and production sharing terms scaled to oil prices with a new 15-year development term and a 5-year extension option.

TransGlobe remitted the initial modernization payment of $15.0 million and signature bonus of $1.0 million as part of the conditions precedent to the official signing of the Merged Concession on January 19, 2022. In accordance with the Agreement, the Company made another modernization payment to EGPC in the amount of $10.0 million on February 1, 2022. As previously disclosed, the modernization payments under the Agreement total $65.0 million and are payable over six years from February 1, 2020 (the “Effective Date”). The Company estimated the net present value of the remaining modernization payment liabilities to be $34.2 million as at June 30, 2022 using a discount rate of 8%. The Company recorded a corresponding increase in carrying amount of its Eastern Desert PNG assets for the modernization payments under the Merged Concession.

Upon execution of the Merged Concession, there was an effective date adjustment owed to the Company for the difference between historic and Merged Concession agreement commercial terms applied against Eastern Desert production from the effective date of February 1, 2020. The quantum of the effective date adjustment is currently being finalized with EGPC and could result in a range of outcomes based on the final price per barrel negotiated. TransGlobe has recognized a receivable of $67.5 million at June 30, 2022, which represents the amount expected to be received from EGPC based on historical realized prices. The effective date adjustment was recognized against the Eastern Desert PNG assets noted above, with the incremental value in excess of PNG additions ($8.0 million) being recognized as a gain on concession merger in the Statement of Earnings (Loss).

Pursuant to the Merged Concession in Egypt, the Company has a minimum financial commitment of $50.0 million per each five-year period of the primary development term, for a total of $150 million commencing on the Effective Date.  All investments which exceed the five-year minimum $50

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

million threshold will carry forward to offset against subsequent five-year commitments. Since February 1, 2020, TransGlobe has incurred $30.2 million in capital expenditures in the Eastern Desert.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Egypt crude oil (bbls/d)	10,338	10,727	10,215	10,484
Canada crude oil (bbls/d)	570	687	695	626
Canada NGLs (bbls/d)	624	857	696	784
Canada natural gas (Mcf/d)	3,600	4,834	4,096	4,548
Total Company (boe/d)	12,132	13,077	12,288	12,652

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Egypt crude oil (bbls/d)	10,815	14,192	10,215	10,967
Canada crude oil (bbls/d)	570	687	695	626
Canada NGLs (bbls/d)	624	857	696	784
Canada natural gas (Mcf/d)	3,600	4,834	4,096	4,548
Total Company (boe/d)	12,609	16,542	12,288	13,135

Netback

Consolidated netback

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	109,427	95.37	85,018	56.48
Royalties[2]	34,737	30.27	34,423	22.87
Current taxes[2]	9,381	8.18	5,605	3.72
Production and operating expenses	14,830	12.92	19,722	13.10
Selling costs	2,010	1.75	1,671	1.11
Netback[3]	48,469[1]	42.25[4]	23,597[1]	15.68[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the three months ended June 30, 2022 and June 30, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	190,937	85.85	127,295	53.54
Royalties[2]	63,293	28.46	58,648	24.67
Current taxes[2]	17,939	8.07	10,265	4.32
Production and operating expenses	28,109	12.64	29,171	12.27
Selling costs	2,493	1.12	1,705	0.72
Netback[3]	79,103[1]	35.56[4]	27,506[1]	11.56[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the six months ended June 30, 2022 and June 30, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Egypt

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	99,689	101.29	77,831	60.27
Royalties[2]	33,267	33.80	32,843	25.43
Current taxes[2]	9,381	9.53	5,605	4.34
Production and operating expenses	12,907	13.11	17,919	13.87
Selling costs	2,010	2.04	1,671	1.29
Netback[3]	42,124[1]	42.81[4]	19,793[1]	15.34[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the three months ended June 30, 2022 and June 30, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	170,153	92.03	114,805	57.84
Royalties[2]	60,338	32.63	56,327	28.38
Current taxes[2]	17,939	9.70	10,265	5.17
Production and operating expenses	24,194	13.09	25,847	13.02
Selling costs	2,493	1.35	1,705	0.86
Netback[1,3]	65,189[1]	35.26[4]	20,661[1]	10.41[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the six months ended June 30, 2022 and June 30, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Netbacks per barrel in Egypt increased by 179% and 239%, respectively, for the three and six months ended June 30, 2022, compared with the same periods in 2021, primarily due to the Company’s improved commercial terms in the Eastern Desert under the Merged Concession and an increase in commodity prices. For the three months ended June 30, 2022, the increase was primarily due to 68% higher realized oil prices, 5% lower production and operating expenses per bbl, partially offset by 46% higher royalties and taxes per bbl and 58% higher selling costs per bbl. For the six months ended June 30, 2022, the increase was primarily due to 59% higher realized oil prices, partially offset by 26% higher royalties and taxes per bbl, 1% higher production and operating expenses per bbl and 57% higher selling costs per bbl.

In Egypt, oil sales increased by 28% and 48%, respectively, for the three and six months ended June 30, 2022 compared to the same periods in 2021. For the three months ended June 30, 2022, the increase was primarily due to a 68% or $41.02/bbl increase in realized sales price, partially offset by a decrease in sales volumes of 24% compared to the same period in 2021. For the six months ended June 30, 2022, the increase was primarily due to a 59% or $34.19/bbl increase in realized sales prices, partially offset by a decrease in sales volumes of 7% compared to the same period in 2021. The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales.

In Egypt, Royalties and taxes increased by $4.2 million and $11.7 million, respectively, for the three and six month periods ending June 30, 2022 compared to the same periods in 2021. Royalties and taxes as a percentage of revenues were 43% and 46%, respectively, for the three and six months ended June 30, 2022, compared to 49% and 58% for the same periods in 2021. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three and six months ended June 30, 2022, royalties and taxes as a percentage of revenue would have been 45% and 46% (2021 - 65% and 61%), respectively. In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The increase in total royalties and taxes for the three and six month periods ended June 30, 2022 was primarily due to an increase in commodity prices compared to the same periods in 2021. The relative decrease in royalties as a percentage of revenue for the three and six months ended June 30, 2021 from 49% and 58% to 43% and 46%, respectively, is primarily due to the improved terms of the Merged Concession compared to historic Eastern Desert PSC’s.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 28% ($5.0 million) in the three months ended June 30, 2022 compared with the same period in 2021. The decrease was primarily due to a decrease in sales volume in the three months ended June 30, 2022 compared to the same period of 2021, resulting in less operating costs being expensed from inventory ($5.0 million). The decrease was also driven by a decrease in G&A allocated to operating expenses due to increased capital activity in the period, fully offset by an increase in diesel and fuel costs as a result of

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

improved commodity prices and inflation. The 5% decrease in production and operating expenses per bbl for the three months ended June 30, 2022 was primarily due to a decrease in production and operating expenses, partially offset by a comparative 24% decrease in sales volumes in Egypt when compared to the same period in 2021.

Production and operating expenses decreased by 6% ($1.7 million) in the six months ended June 30, 2022 compared with the same period in 2021. The decrease was primarily related to a decrease in sales volumes resulting in less operating costs being expensed from inventory ($1.9 million). The decrease was also driven by a decrease in G&A allocated to operating expenses due to increased capital activity in the period, partially offset by an increase in workovers and an increase in diesel and fuel costs as a result of improved commodity prices and inflation. The 1% increase in production and operating expenses per bbl for the six months ended June 30, 2022 was primarily due to a comparative 7% decrease in sales volumes, partially offset by a decrease in production and operating expenses in Egypt when compared to the same period in 2021.

Selling costs increased by 58% and 59%, respectively, for the three and six months ended June 30, 2022, compared with the same periods in 2021. The increase for the three months ended June 30, 2022 was primarily due to higher costs incurred on the Q2-2022 cargo lifting when compared to the Q2-2021 cargo lifting. This also contributed to the increase for the six months ended June 30, 2022, compounded with the Company selling two cargo liftings in the period compared to one cargo lifting during the same period in 2021.

Canada

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	5,533	106.67	3,942	63.05
Natural gas sales	1,685	30.86	1,137	15.51
NGL sales	2,520	44.38	2,108	27.03
Total sales	9,738	59.65	7,187	33.61
Royalties	1,470	9.00	1,580	7.38
Production and operating expenses	1,923	11.78	1,803	8.43
Netback	6,345[1]	38.87[2]	3,804[1]	17.80[2]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	12,123	96.37	6,615	58.38
Natural gas sales	3,255	26.34	2,079	15.15
NGL sales	5,406	42.91	3,796	26.75
Total sales	20,784	55.37	12,490	31.83
Royalties	2,955	7.87	2,321	5.91
Production and operating expenses	3,915	10.43	3,324	8.47
Netback	13,914[1]	37.07[2]	6,845[1]	17.45[2]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Netbacks per boe in Canada increased by 118% and 112%, respectively, for the three and six months ended June 30, 2022 compared to the same periods in 2021. The increase was primarily due to a higher realized sales price in Canada (77% and 74%, respectively), partially offset by higher royalties per boe (22% and 33%, respectively), and higher production and operating expenses per boe (40% and 23%, respectively).

In Canada, petroleum and natural gas sales increased by 35% to $9.7 million and 66% to $20.8 million, respectively, for the three and six month periods ended June 30, 2022 compared to the same periods in 2021. These increases were primarily due to an increase in realized prices, partially offset by a decrease in sales volumes of 24% and 4%, respectively, for the three and six months ended June 30, 2022, compared with the same periods in 2021.

In Canada, royalty expense decreased by $0.1 million and increased by $0.6 million, respectively, for the three and six months ended June 30, 2022 compared to the same periods in 2021. The decrease for the three months ended June 30, 2022 was primarily due to a decrease in Gas Cost Allowance (“GCA”) rebates received in 2022 compared to 2021, partially offset by an increase in crown royalties as a result of improved commodity pricing. The increase for the six months ended June 30, 2022 was primarily due to an increase in crown royalties as a result of improved commodity pricing and an increase in freehold and overriding royalties, partially offset by a decrease in GCA rebates received in 2022 compared to 2021. Royalties amounted to 15% and 14% of petroleum and natural gas sales revenue during the three and six months ended June 30, 2022, respectively, compared to 22% and 19% during the comparative periods in 2021. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Production and operating expenses increased by 7% ($0.1 million) and $18% ($0.6 million), respectively, for the three and six months ended June 30, 2022 compared with the same periods in 2021. These increases were primarily due to an increase in chemical costs, power and utilities, and transportation costs attributable to increased commodity prices and inflationary pressures.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe[1]	$	$/boe[1]
Gross G&A	5,565	4.85	3,041	2.02
Stock-based compensation	2,801	2.44	816	0.54
Capitalized G&A and overhead recoveries	(289)	(0.25)	(187)	(0.12)
Net G&A	8,077	7.04	3,670	2.44
1

Supplementary financial measure that is comprised of general and administrative expenses, determined in accordance with IFRS, divided by the Company’s average daily production volumes. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe[1]	$	$/boe[1]
Gross G&A	9,217	4.14	5,471	2.30
Stock-based compensation	6,231	2.80	3,587	1.51
Capitalized G&A and overhead recoveries	(506)	(0.23)	(351)	(0.15)
Net G&A	14,942	6.71	8,707	3.66
1

Supplementary financial measure that is comprised of general and administrative expenses, determined in accordance with IFRS, divided by the Company’s average daily production volumes. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Gross G&A increased by 83% and 68% for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increase for the three months ended June 30, 2022 was primarily due an increase in business development expenses and inflationary impacts to TransGlobe’s base cost structure. The increase for the six months ended June 30, 2022 was primarily due an increase in business development expenses, inflationary impacts to the Company’s base cost structure and an increase in employee compensation payments driven by improved Company performance.

Stock-based compensation expense increased by 243% and 74% for the three month and six months ended June 30, 2022, respectively, compared with the same periods in 2021. These increases were primarily due to an increase in the Company’s share price at the end of Q2-2022 and the associated revaluation of the Company’s potential obligations, partially offset by a large number of outstanding units being released.

Capitalized G&A increased by 55% and 44% for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. These increases were primarily due to increased capital activity when compared to the same periods in 2021.

FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Interest on long-term debt	-	202	-	431
Interest on borrowing base facility	42	80	78	156
Amortization of deferred financing costs	-	-	-	103
Interest on modernization payment liabilities	651	-	1,148	-
Interest on lease obligations	24	51	45	113
Finance costs	717	333	1,271	803
Interest paid	42	291	78	584

Finance costs for the three and six months ended June 30, 2022 increased to $0.7 million and $1.3 million, respectively, from $0.3 million and $0.8 million for the same periods in 2021. These increases were primarily due to interest on modernization payment liabilities, partially offset by a lower balance of long-term debt outstanding.

As at June 30, 2022, the Company had a revolving Canadian reserves-based lending facility with ATB totaling $17.4 million (C$22.5 million), of which $3.1 million (C$4.0 million) was outstanding.

The reserves-based lending facility is subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2022.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe[2]	$	$/boe[2]
Egypt[1]	5,731	5.82	4,796	3.71
Canada	1,492	9.14	2,076	9.71
Corporate	76	-	87	-
Total	7,299	6.36	6,959	4.62
[1]

Egypt DD&A per barrel is calculated on a sales basis for the three months ended June 30, 2022 and June 30, 2021 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at June 30, 2022 and 2021).

2   Supplementary financial measure that is comprised of depletion, depreciation and amortization, determined in accordance with IFRS, divided by the Company’s average daily production volumes.  Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe[2]	$	$/boe[2]
Egypt[1]	10,454	5.65	7,803	3.93
Canada	3,559	9.48	3,730	9.51
Corporate	156	-	241	-
Total	14,169	6.37	11,774	4.95
[1]

Egypt DD&A per barrel is calculated on a sales basis for the six months ended June 30, 2022 and June 30, 2021 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at June 30, 2022 and 2021).

2   Supplementary financial measure that is comprised of depletion, depreciation and amortization, determined in accordance with IFRS, divided by the Company’s average daily production volumes.  Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as the DD&A per barrel associated with capitalized inventory barrels is also capitalized and subsequently expensed when sold. During the three and six months ended June 30, 2022, DD&A increased by 19% ($0.9 million) and 34% ($2.7 million), respectively, compared to the same periods in 2021. These increases were primarily due to an increase in capital activity and a higher depletable cost base, partially offset by a decrease in production.

In Canada, gross DD&A decreased by 28% ($0.6 million) and 5% ($0.2 million) during the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. These decreases were primarily due to a decrease in production as a result of planned maintenance at a major processing plant in Q2-2022, partially offset by an increase in capital activity and a higher depletable cost base.

IMPAIRMENT REVERSAL

In the second quarter of 2022, TransGlobe determined that there were no indicators of impairment or impairment reversal and therefore did not record an impairment charge for any of PNG assets. During the first quarter of 2022, the Company recorded a non-cash impairment reversal on its PNG assets in the Eastern Desert CGU based on the calculation of fair value less costs to sell, using estimated after-tax discounted cash flows on proved plus probable reserves. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGU tested resulting in $26.0 million of impairment reversal being recorded. The impairment reversal was limited to total accumulated historical impairments less subsequent depletion.

There were no indicators of impairment or impairment reversal on TransGlobe’s intangible exploration and evaluation (“E&E”) assets during Q2-2022.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2022	2021
Egypt	11,895	3,528
Canada	12,690	2,966
Corporate	-	10
Total[1]	24,585	6,504
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Capital expenditures in the first six months of 2022 were $24.6 million (2021 - $6.5 million).

In Egypt, the Company incurred $11.9 million in capital expenditures during the six months ended June 30, 2022 (2021 - $3.5 million) associated with drilling and casing nine development oil wells in the Eastern Desert.

In Canada, the Company incurred $12.7 million in capital expenditures during the six months ended June 30, 2022 (2021 - $3.0 million) associated with drilling five horizontal Cardium reservoir wells (three 2- mile, and two 1-mile) in the South Harmattan area. Another 1-mile horizontal Cardium reservoir well was spud in June 2022 with rig release in early July.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OUTSTANDING SHARE DATA

As at June 30, 2022 and August 10, 2022, the Company had 73,309,064 common shares issued and outstanding and 1,267,512 stock options issued and outstanding, of which 726,402 are exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2022 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at June 30, 2022, the Company had a working capital surplus of $78.6 million (December 31, 2021 - $21.0 million). The increase in working capital is primarily due to an increase in receivables as a result of the effective date adjustment on the Merged Concession agreement in Egypt and an increase in cash due to improved commodity prices. These increases were partially offset by an increase in accounts payable driven primarily by the 2022 capital program, an increase in the current portion of share-based compensation liabilities and an increase in the current portion of modernization payment liabilities.

As at June 30, 2022 all of the Company's cash is on deposit with high credit-quality financial institutions.

In Egypt, the Company sold 104.0 Mbbls of entitlement crude oil to EGPC in Q2-2022 for proceeds of $11.8 million and sold one cargo lifting of 451.0 Mbbls of entitlement crude oil for proceeds of $46.3 million (collected in May and June). The Company generally incurs a 30-day collection cycle on cargo lifting sales. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at June 30, 2022, the Company held no crude oil as inventory.

As at June 30, 2022, the Company had a revolving Canadian reserves-based lending facility with ATB totaling $17.4 million (C$22.5 million), of which $3.1 million (C$4.0 million) was drawn and outstanding. During the six months ended June 30, 2022, the Company had average drawings of $0.1 million (C$0.1 million) on this facility.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC’s cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at June 30, 2022, the Company held nil crude oil inventory. As TransGlobe directly markets its oil, crude oil inventory levels fluctuate from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

	Three Months Ended	Six Months Ended	Year Ended
(Mbbls)	June 30, 2022	June 30, 2022	December 31, 2021
Product inventory, beginning of period	43.4	-	227.9
TransGlobe entitlement production	513.1	1,018.7	1,663.3
Crude oil sales	(556.5)	(1,018.7)	(1,891.2)
Product inventory, end of period	-	-	-

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	42,707	42,707	-	-	-
Long-term debt	Yes-Liability	3,102	-	3,102	-	-
Lease obligations	Yes-Liability	2,250	1,245	1,005	-	-
Share-based compensation liabilities	Yes-Liability	10,178	8,286	1,892	-	-
Modernization payment liabilities[2]	Yes-Liability	40,000	10,000	30,000	-	-
Minimum financial commitment[3]	No	119,768	-	19,768	-	100,000
Derivative commodity contracts	Yes-Liability	858	858	-	-	-
Equipment and facility leases[4]	No	501	501	-	-	-
Total		219,364	63,597	55,767	-	100,000
[1]	Payments denominated in foreign currencies have been translated at June 30, 2022 exchange rates.
[2]	Four annual equalization payments of $10.0 million owing to EGPC beginning on February 1, 2023 until February 1, 2026.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to development and drilling obligations.
[4]	Equipment lease includes one workover rig.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Pursuant to the Merged Concession in Egypt, the Company had a minimum financial commitment of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2022.

ASSET RETIREMENT OBLIGATION

As at June 30, 2022, TransGlobe had an asset retirement obligation ("ARO") of $11.3 million (December 31, 2021 - $14.1 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 3.10% and 3.23% (December 31, 2021 –rates between 0.95% and 1.68%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2021 – 2.00%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

For petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at June 30, 2022 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All current derivatives of this nature entered into by TransGlobe are related to future natural gas production. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In accordance with the terms of its revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2022, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Bought Put C$/GJ	Sold Call C$/GJ
Jul 2022 - Sep 2022	Collar	358,800	3,900	2.50	3.10
Oct 2022 - Dec 2022	Collar	358,800	3,900	2.50	4.00

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. A detailed description of the Company’s critical judgements and accounting estimates is provided in Note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2021 and in the Critical Judgements and Accounting Estimates section of the Company’s 2021 annual MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this MD&A and in other materials disclosed by the Company, TransGlobe employs certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings (loss), cash flow from operating activities, and cash flow used in investing activities, as indicators of the Company’s performance.

Non-GAAP financial measures

Capital Expenditures

TransGlobe uses capital expenditures to measure its capital investments compared to the Company’s annual capital budgeted expenditures. The Company’s capital budget excludes the accounting impact of any accrual changes. The most directly comparable measure under IFRS is cash flow used in investing activities. The table below details the composition of capital expenditures and its reconciliation to cash flow used in investing activities.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Net cash used in investing activities	(9,862)	(3,075)	(18,681)	(4,157)
Changes in non-cash working capital	(5,874)	(522)	(5,904)	(2,347)
Capital expenditures	(15,736)	(3,597)	(24,585)	(6,504)

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	2022		2021				2020
($000s)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Net cash used in investing activities	(9,862)	(8,819)	(9,082)	(5,982)	(3,075)	(1,082)	(1,254)	(2,320)
Changes in non-cash working capital	(5,874)	(30)	388	(5,642)	(522)	(1,825)	1,000	1,883
Capital expenditures	(15,736)	(8,849)	(8,694)	(11,624)	(3,597)	(2,907)	(254)	(437)

Funds flow from operations

TransGlobe uses funds flow from operations to measure the Company’s ability to generate the necessary funds to maintain production at current levels, enable future growth through capital investment and repay debt. Management believes that such a measure provides an insightful assessment of TransGlobe’s operations on a continuing basis by eliminating certain non-cash charges. The most directly comparable measure under IFRS is cash flow generated by operating activities. The tables below details the composition of funds flow from operations and its reconciliation to cash flow generated by operating activities.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Net cash generated by operating activities	42,170	23,832	18,388	19,892
Changes in non-cash working capital	295	(6,732)	51,208	(2,711)
Funds flow from operations[1]	42,465	17,100	69,596	17,181
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

	2022		2021				2020
($000s)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Net cash generated by (used in) operating activities	42,170	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180	(3,349)
Changes in non-cash working capital	295	50,913	17,225	(14,645)	(6,732)	4,021	(6,978)	3,672
Funds flow from operations[1]	42,465	27,131	15,269	12,381	17,100	81	7,202	323
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Netback

Netback is a measure of operating results and is computed as petroleum and natural gas sales, net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Refer to the “Netback” section of this MD&A which includes the most directly comparable GAAP measure, petroleum and natural gas sales.

Non-GAAP financial ratios

Netback per boe

TransGlobe calculates netback per boe as netback divided by average daily production. Netback is a non-GAAP financial measure component of netback per boe. Management believes that netback per boe is a key industry performance measure of operational efficiency and one that provides investors with information that is also commonly presented by other crude oil and natural gas producers. The Company’s netback per boe is disclosed in the “Netback” section within this MD&A.

Funds flow from operations per share

TransGlobe presents funds flow from operations per share by dividing funds flow from operations by the Company's diluted or basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. Management believes that funds flow per share provides investors an indicator of funds generated from the business that could be allocated to each shareholder's equity position.

Supplementary Financial Measures

"Average realized sales price" is comprised of total petroleum and natural gas sales, divided by the Company's average daily production volumes.

"DD&A expense per boe" is comprised of DD&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

"G&A expense per boe" is comprised of G&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Production and operating expenses per boe" is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Royalties and taxes as a percentage of revenue" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's petroleum and natural gas sales.

"Royalties and taxes per boe" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Selling costs per bbl" is comprised of selling costs, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

“Working capital” is a supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

Forward-Looking Statements

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements in this MD&A include, but are not limited to: management’s assessment of future plans and operations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; the anticipated benefits to be derived from the Merged Concession Agreement; the Company's expectations; the Company's expectations that it will pay dividends and the anticipated timing thereof; the Company's expected sources of funding for the development costs of its reserves; the anticipated timing of when the effective date adjustment will be finalized with EGPC; the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well; the Company's anticipated 2022 capital budget; the Company's anticipated 2022 production, including the allocation of such production between development and exploration wells and other spending; the Company's strategy and focus in 2022 including the drilling of wells and growing production; anticipated on-stream dates of the Company's wells; the focus of the Egypt 2022 capital program; the number of and location of wells to be drilled by the Company in 2022 and the anticipated timing thereof; the Company's expectations that it will be able to fund its 2022 exploration and development program through the use of working capital and cash flow from operations; the Company's future commitments and the anticipated timing thereof; the Company's anticipated abandonment and reclamation costs; the Company's ability to manage fluctuations in commodity prices, interest rates and foreign currency exchange rates; that the Company will ensure that it will have sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost; Management's expectations that its future cash flow from operations, working capital and availability under existing credit facilities will be adequate to support its financial liabilities and its capital programs; the collection of accounts receivable from the Egyptian Government; the timing of liftings of crude oil produced from the Company’s Egyptian operations; and other matters. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

Forward-looking statements or information necessarily involve risks including, without limitation: risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets, economic and political instability; volatility of commodity prices; currency fluctuations; fluctuations in operating expenses due to changes in inventory volumes; inability to pay down the Company's debt; inability to continue to work with the EGPC to schedule cargoes; imprecision of reserves estimates; environmental risks; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; delays resulting from or inability to obtain required regulatory approvals; failure to collect the remaining accounts receivable balance from EGPC; the potential impacts of COVID-19 to the Company’s business; operating results; cash flows and/or financial condition; ability to access sufficient capital from internal and external sources; the Company's 2022 production in Egypt and Canada will be less than anticipated; the Company's exit production rates will be less than anticipated; the Company will not increase investments and growth in Egypt and Canada; the Company will successfully drill less than the number of wells that it anticipates; the Company will be unable to maximize free cash flow and increase the Company’s production base; the Company does not pay dividends in the future; the amount and allocation of 2022 capital spending disclosed herein will be different than anticipated; the Company's drilling plans and the anticipated timing thereof will be different than as disclosed herein; and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Future dividend payments, if any, and the level thereof is uncertain.  The Company's dividend policy and any decision to pay dividends may depend on a variety of factors, including, without limitation, the funds available for the payment of dividends, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; the ability to obtain shareholder, court and regulatory approvals (if any) of the proposed arrangement; the ability to complete the proposed arrangement on the anticipated terms and timetable; the possibility that various closing conditions for the arrangement may not be satisfied or waived; risks relating to any unforeseen liabilities of VAALCO; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; the ability of the Company to successfully market and receive payment for its oil and natural gas products; that TransGlobe's conduct and results of its operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; that TransGlobe will have sufficient financial resources in the future to pay a dividend; that the Board of Directors will declare dividends in the future; and other matters.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This MD&A also contains financial outlook within the meaning of applicable securities laws, including but not limited to: the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well. The financial outlook has been prepared by TransGlobe's management to provide an outlook of the Company's activities and results. The financial outlook has been prepared based on a number of assumptions including those set forth below in this MD&A, the assumptions discussed above and assumptions with respect to the costs and expenditures to be incurred by the Company, capital equipment and operating costs, foreign exchange rates, taxation rates for the Company, general and administrative expenses and the prices to be paid for the Company's production. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlook or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not objectively determinable. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in this MD&A, and such variation may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis as of January 27, 2022, reflecting the best estimates and judgments, and represent, to the best of management's knowledge and opinion, TransGlobe's expected expenditures and results of operations. However, because this information is highly subjective and subject to numerous risks including the risks discussed above, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, TransGlobe undertakes no obligation to update such financial outlook and forward-looking statements and information, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager - Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This MD&A contains a number of oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate TransGlobe's operating results; however, such measures are not reliable indicators of the future performance of TransGlobe and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management of TransGlobe uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare TransGlobe's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this MD&A, should not be relied upon for investment or other purposes.